UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)*

                             (AMENDMENT NO. 11)

                            Dynex Capital, Inc.
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                              (Name of Issuer)

                  Common Stock, $0.01 par value per share
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                       (Title of Class of Securities)

                                 26817Q506
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                               (CUSIP Number)

                                                with a copy to:

                                                Stephen Fraidin
        Michael R. Kelly                Fried, Frank, Harris, Shriver &
        550 West C Street                           Jacobson
       San Diego, CA 92101                     One New York Plaza
         (619) 687-5000                     New York, NY 10004-1980
                                                 (212) 859-8000
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        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

                              January 29, 2001
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          (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

     Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26817Q506

1   NAME OF REPORTING PERSON/
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    CALIFORNIA INVESTMENT FUND, LLC 33-0688954

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                         (a)  [x]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

    NOT APPLICABLE

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    CALIFORNIA

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           -0-

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       572,178

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         -0-

                10  SHARED DISPOSITIVE POWER

                    572,178

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    572,178

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.00%

14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    CO

CUSIP No. 26817Q506

1   NAME OF REPORTING PERSON/
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    MICHAEL R. KELLY

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                         (a)  [x]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

    NOT APPLICABLE

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           -0-

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       572,178

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         -0-

                10  SHARED DISPOSITIVE POWER

                    572,178

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    572,178

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.00%

14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    IN

CUSIP No. 26817Q506

1   NAME OF REPORTING PERSON/
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    RICHARD KELLY

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                         (a)  [x]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

    NOT APPLICABLE

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           -0-

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       572,178

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         -0-

                10  SHARED DISPOSITIVE POWER

                    572,178

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    572,178

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.00%

14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    IN

          This amendment amends and supplements Schedule 13D of California Investment Fund, LLC, dated April 3, 2000 and filed on April 4, 2000 with the Securities and Exchange Commission ("SEC"), Amendment No. 1 to Schedule 13D, dated September 12, 2000 and filed on September 13, 2000 with the SEC, Amendment No. 2 to Schedule 13D, dated October 3, 2000 and filed on October 3, 2000 with the SEC, Amendment No. 3 to Schedule 13D, dated October 17, 2000 and filed on October 17, 2000 with the SEC, Amendment No. 4 to
Schedule 13D, dated October 24, 2000 and filed on October 24, 2000 with the SEC, Amendment No. 5 to Schedule 13D, dated October 30, 2000 and filed on October 30, 2000 with the SEC, Amendment No. 6 to Schedule 13D, dated November 8, 2000 and filed on November 8, 2000 with the SEC, Amendment No. 7 to Schedule 13D, dated December 12, 2000 and filed on December 12, 2000 with the SEC, Amendment No. 8 to Schedule 13D, dated December 21, 2000 and filed on December 21, 2000 with the SEC, Amendment No. 9 to Schedule 13D, dated December 27, 2000 and filed on December 27, 2000 with the SEC, and Amendment No. 10 to Schedule 13D, dated January 5, 2001 and filed on January 5, 2001 with the SEC (together, the "Schedule 13D"). Except as amended by this amendment, there has been no change in the information previously reported on the Schedule 13D.

ITEM 4.   Purpose of Transaction.
          ----------------------

          On November 7, 2000, California Investment Fund, LLC (the "Fund") and Dynex Capital, Inc. ("Dynex") entered into a definitive merger agreement (as amended, the "Merger Agreement") pursuant to which a newly formed subsidiary of the Fund will merge with and into Dynex and Dynex will become a wholly owned subsidiary of the Fund for a purchase price of $90 million in cash for all of the equity of Dynex (the "Acquisition Transaction"). There can be no assurance that the Acquisition Transaction will be completed on the terms set forth in the Merger Agreement or otherwise. A copy of the Merger Agreement was attached as Exhibit B to the Fund's Amendment No. 6 to Schedule 13D filed on November 8, 2000 with the SEC, and is specifically incorporated herein by reference, and the description herein of such merger agreement is qualified in its entirety by reference to such agreement.

          On January 29, 2001, the Fund delivered to Dynex a letter (the "Response Letter"), a copy of which is attached hereto as Exhibit A and specifically incorporated herein by reference, and the description herein of the Response Letter is qualified in its entirety by reference to such Response Letter. The Response Letter responds to a letter, dated January 26, 2001, from Dynex to the Fund (the "January 26 Letter") which purports to terminate the Merger Agreement and to a letter, dated January 26, 2001, sent by Dynex to U.S. Trust Company, National Association (the "Escrow Deposit Request"). A copy of the January 26 Letter and the Escrow Deposit Request are attached hereto as Exhibits B and C, respectively, and are specifically incorporated herein by reference, and the description herein of such letters is qualified in its entirety by reference to such letters.

          The Response Letter states that the Fund believes that Dynex has no proper basis for terminating the Merger Agreement and urges Dynex to promptly rescind any purported termination of the Merger Agreement. The Response Letter requests Dynex to take no action inconsistent with the consummation of the transactions contemplated by the Merger Agreement in accordance with its terms and reserves all rights of the Fund, including the right to sue and protect the interests of the Fund and Dynex's shareholders.

          Depending on the outcome of the Acquisition Transaction, the Fund reserves the right to formulate other plans and/or make other proposals, and take such actions with respect to its investments in Dynex, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D and any other actions as it may determine.

          Except as stated in this response to Item 4 and in furtherance of closing the Acquisition Transaction pursuant to the terms of the Merger Agreement, the Fund has no current plans or proposals with respect to Dynex or its securities of the types enumerated in paragraphs (a) through (j) of
Item 4 of Schedule 13D.

ITEM 7.   Material to be Filed as Exhibits.
          --------------------------------

Exhibit A  --  Letter,  dated  January  29,  2001,  from  California
               Investment Fund, LLC to Dynex Capital, Inc.

Exhibit B  --  Letter, dated January 26, 2001, from Dynex Capital, Inc. to
               California Investment Fund, LLC.

Exhibit C  --  Letter, dated January 26, 2001, from Dynex Capital, Inc. to
               U.S. Trust Company, National Association.

                                 SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:  January 30, 2001             California Investment Fund, LLC,
                                    a California limited liability company


                                    By:  /s/  Michael R. Kelly
                                         ----------------------------------
                                         Michael R. Kelly
                                         Its: Managing Member


Date:  January 30, 2001             Michael R. Kelly


                                    By:  /s/  Michael R. Kelly
                                         ----------------------------------
                                         Michael R. Kelly, as an Individual


Date:  January 30, 2001             Richard Kelly


                                    By:  /s/  Richard Kelly
                                         ----------------------------------
                                         Richard Kelly, as an Individual

Exhibit Index

Exhibit A  --  Letter,  dated  January  29,  2001,  from  California
               Investment Fund, LLC to Dynex Capital, Inc.

Exhibit B  --  Letter, dated January 26, 2001, from Dynex Capital, Inc. to
               California Investment Fund, LLC.

Exhibit C  --  Letter, dated January 26, 2001, from Dynex Capital, Inc. to
               U.S. Trust Company, National Association.